Fortuna Reports Net Income of US$11.11 Million on Revenue of US$40.60 Million in the First Quarter of 2012

Vancouver, May 9, 2012-- Fortuna Silver Mines, Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce that it has filed its financial statements and MD&A for the three months ended March 31, 2012. The full documents are available on SEDAR and have also been posted on the company’s website at http://www.fortunasilver.com/s/FinancialStatements.asp.

First quarter 2012 highlights:

•

Net income of US$11.11 million, up 132% over the prior year period (Q1 2011: US$4.78 million)

•

Cash generated by operating activities before changes in working capital of US$14.69 million, up 144% over the prior year period (Q1 2011: US$6.03 million)

•

Revenue of US$40.60 million, up 86% over the prior year period (Q1 2011: US$21.89 million)

•

Operating income of US$16.53 million, up 105% over the prior year period (Q1 2011: US$8.08 million)

•

Cash position (including short term investments) and working capital as at March 31, 2012 were US$53.85 million and US$77.06 million respectively

•

Record silver and gold production of 953,091 ounces and 5,137 ounces respectively

•

Cash cost per silver ounce, net of by-product credits, was US$3.18

Jorge Ganoza, President and CEO, commented, “Fortuna has delivered a record profitable quarter with strong cash flow generation reflecting the positive impact of the San Jose operation in our performance.  Our current focus is on sustaining our status as a low cost producer through the implementation of various initiatives incorporated in our capital projects and execution of San Jose’s production expansion to three million ounces of silver and twenty-five thousand ounces of gold annual production rate by next year. Our exploration efforts continue throughout our extensive land holdings around our mines and with the evaluation of new opportunities throughout the Americas.”

Financial Results

During the first quarter ended March 31, 2012, the company generated net income of US$11.11 million (Q1 2011: US$4.78 million) on operating income of US$16.53 million (Q1 2011: US$8.08 million).  The increase in net income of 132% compared to the same period in 2011 is mainly attributable to higher mine operating income of US$21.08 million (Q1 2011: US$13.05 million) and lower net loss on commodity contracts of US$0.34 million (Q1 2011: US$1.01 million), offset by higher income taxes of US$5.43 million (Q1 2011: US$3.41 million).

Our selling, general and administrative expenses remained almost flat over the prior year period, in spite of the expenses associated with the San Jose mine in Mexico, due to a US$0.70 million credit related to the mark-to-market of restricted and deferred share units in the face of the reduction in share price during the quarter. Shared-based payments related to vesting of granted instruments, outside of the mark-to-market effect, amount on average to US$0.35 million per quarter.

The increase in mine operating income is explained by the contribution of the San Jose mine. Mine operating margin was 52% compared to 60% in Q1 2011, result of a decreased margin at Caylloma to 45% (Q1 2011: 60%) which was impacted by an increase of 31% in unit production cash cost.

Cash generated by operating activities before changes in working capital totaled US$14.69 million, up 144% over the prior year period (Q1 2011: US$6.03 million). The corresponding operating cash flow per share was US$0.12 (2011: US$0.05).  Operating cash flow, which is net of tax payments of US$5.77 million, includes US$4.03 million related to the final 2011 income tax payments.  After adjusting for these 2011 taxes paid in the first quarter, operating cash flow per share was US$0.15, up 81% over the prior year period.

Summary of financial results:

Expressed in US$000's	Three months ended March 30, 2012	Three months ended March 31, 2011
Sales	40,601	21,886
Operating income	16,533	8,076
Net Income (loss)	11,111	4,781
Cash generated by operating activities
before changes in working capital	14,692	6,033
Cash cost per Ag oz net of by-product credits (US$/oz)	3.18	(5.67)

Operating Results

The company’s silver production in Q1 2012 was 118% higher than Q1 2011 as a result of higher silver production from Caylloma of 11% and the contribution from San Jose of 468,865 ounces.  The company’s gold production in Q1 2012 was 754% higher than Q1 2011 as a result of the contribution from San Jose of 4,497 ounces.

The company is on track to deliver 3.7 million ounces of silver and 17,400 ounces of gold or 4.6 million ounces of silver equivalent plus significant base metal by-product in 2012.

Consolidated cash cost per ounce of payable silver, for the first quarter, net of by-product credits, was US$3.18 compared to negative US$5.67 for the same period in 2011.  The increase over last year is mainly explained by the increase in cash cost per ounce at the Caylloma mine which experienced a sharp raise from negative US$5.67 in Q1 2011 to US$7.21 in the current period. This sharp increment over the last year at Caylloma is explained by a decrease in by-product credits of US$7.10 per ounce, a 31% unit cash cost per tonne of processed ore increase and higher refining charges of US$1.46 per ounce.

San Jose Mine, Mexico

In the first quarter of 2012, the mill processed 87,056 tonnes of ore and the mine extracted 76,000 tonnes.  Out of this total, 56% was sourced from the working areas above level 1400 (reserve blocks K, L, and M) and the balance (44%) was contributed by mine preparation on reserve blocks A and B on level 1350.  Actual mining on level 1350 started in the month of April 2012.

As of the third week of April 2012, the main access ramp had reached mining level 1300 where development of reserve blocks C and D will take place throughout the rest of 2012 and which will be key for the mine’s production ramp up in 2013.  Overall, the mine development plan that will support the ramp up to 1,500 tonnes per day is approximately three months ahead of schedule.

During the quarter the processing plant continued to perform according to plan with average metallurgical recoveries for silver and gold at 84.64% and 83.51% respectively, or 97% and 93% of design parameters.

Cash cost per payable ounce of silver, for the quarter ended March 31, 2012, was negative $1.02 net of by-product credits. Cash cost per tonne of processed ore for the period was $65.46.  Cash cost per tonne of processed ore in Q4 of 2011 was $47.16 as there was a large effect from the pre-commercial production ore stock pile.  The second quarter of 2012 operations at San Jose will be more representative in terms of costs moving forward.  The company estimates a stable average cash cost per tonne of processed ore in the range of $70 per tonne for 2012.

Caylloma Mine, Peru

The company noted that it has received notification on April 3, 2012 from the Peruvian Ministry of Energy and Mines (“Ministerio de Energía y Minas”) outlining its observations on the construction permit of the new tailings facility and granting thirty days for a response.  The principal observations were to surface title documentation for various parcels and minor technical observations.  The Company will file responses to all the observations, which are not deemed to be material, before May 18th.  In parallel, a positive feasibility study and engineering have been concluded to expand the holding capacity of the current tailings facility for an additional five months of operation.  The project has a budget of US$0.5 million and will be concluded within three months.  This expansion will provide for stand-by holding capacity for any contingency.

Cash cost per payable ounce of silver, for the quarter ended March 31, 2012, was US$7.21 net of by-product credits compared to negative US$5.67 in Q1 2011. The increment over last year is explained by a decrease in by-product credits of US$7.10 per ounce, a 31% unit cash cost per tonne of processed ore increment and higher refining charges of US$1.46 per silver ounce. The decrease in by-product credits was primarily due to lower base metal prices (lead 20%, zinc 15%) and production (lead 12%, zinc 7%). The increase in unit cost reflects cost increases in qualified labor and industry related services that have been mounting in the Peruvian underground mining industry since late 2010 with emphasis at the end of 2011. The increase in refining charges reflects deteriorated commercial terms for lead-silver concentrate sold to Chinese smelters.

For 2012, the company anticipates no material increases in our direct costs, and estimates a cash cost per tonne of processed ore in the range of US$85 per tonne.

Qualified Person

Technical information contained in this news release has been reviewed by Mr. Edgard Vilela, Corporate Manager of Technical Services, who is the company’s Qualified Person for the purposes of NI 43 – 101.

Conference Call to Review 2012 First Quarter Financial and Operations Results

A conference call to discuss the financial and operations results will be held tomorrow, Thursday, May 10, 2012 at 9:00 a.m. Pacific | 11:00 a.m. Lima | 12:00 p.m. Eastern.  Hosting the call will be Jorge A. Ganoza, President and CEO and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=168479 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:  Thursday, May 10, 2012

Time: 9:00 a.m. Pacific | 11:00 a.m. Lima | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201-612-7415

Replay Passcodes (both are required for playback):

Account #: 286

Conference ID #: 394055

Playback of the webcast will be available until August 11, 2012.  Playback of the conference call will be available until 11:59 p.m. EST on May 24, 2012.  In addition, the call will be archived in the company’s website.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 0

Corporate Office:  Ralph Rushton - Tel:  +1.604.484.4085

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Except as required by law, Fortuna does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events.